UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

December 10, 2018

(Date of Report (Date of earliest event reported))

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	30-0889118
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisition

RSE Verse Controlled Subsidiary

On December 10, 2018, we directly acquired ownership of a “majority-owned subsidiary”, Verse JV LP (the “RSE Verse Controlled Subsidiary”), in which we have the right to receive an economic return, for a purchase price of $5,100,000, which is the initial stated value of our equity interest in the RSE Verse Controlled Subsidiary (the “RSE Verse Controlled Subsidiary Investment”). The RSE Verse Controlled Subsidiary used the proceeds to refinance the recent acquisition of a single stabilized garden-style residential property totaling 200 units and approximately 240,000 rentable square feet located at 222 Kingfisher Way, Royal Palm Beach, FL 33411 (the “RSE Verse Property”). The RSE Verse Controlled Subsidiary Investment was funded with proceeds from our Offering.

The RSE Verse Controlled Subsidiary is managed by American Landmark LLC (“ALA”). ALA originally closed on the RSE Verse Property on November 1, 2018. ALA is an apartment owner and operator with over 23,000 units across the southern United States. ALA manages a diverse real estate portfolio valued in excess of $2 billion.

Pursuant to the agreements governing the RSE Verse Controlled Subsidiary Investment (the “RSE Verse Operative Agreements”), our consent is required for all major decisions regarding the RSE Verse Property. In addition, pursuant to the RSE Verse Operative Agreements we are entitled to receive an economic return of 10.50% on our RSE Verse Controlled Subsidiary Investment which is expected to be achieved upon sale or refinancing of the RSE Verse Property. The RSE Verse Controlled Subsidiary Investment is expected to be redeemed within five years. While the RSE Verse Controlled Subsidiary Investment is outstanding, we are entitled to receive current payments on a monthly basis, which will be paid from operating cash flows, as available. We will receive our pro rata share of operating cash flows based on our percentage ownership of the RSE Verse Controlled Subsidiary. In addition, an affiliate of our sponsor earned an origination fee of 2.00% of the RSE Verse Controlled Subsidiary Investment.

At acquisition, ALA secured financing of $28,000,000 through a senior secured loan from KeyBank (the “RSE Verse Senior Loan”). The loan features a 3-year term and 3 years interest-only at the Daily LIBOR Rate plus 1.80%. The senior loan also features two, one-year extension options. Aggregate with the RSE Verse Senior Loan, the RSE Verse Controlled Subsidiary Investment features an LTV of 76.1%. The combined LTV ratio is the amount of the RSE Verse Senior Loan plus the amount of the RSE Verse Controlled Subsidiary Investment, divided by the purchase price of the RSE Verse Property. LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated value based on the valuation of the property. We generally use LTV to define leverage for properties that are generating cash flow.

The RSE Verse Property is a 200-unit, two-story garden-style residential property in Royal Palm Beach, FL, and was approximately 93.5% occupied at the time of our investment. The property's nine three-story residential buildings were constructed in 1985, and the build is concrete block with wood frame construction. A value-add program will be undertaken which will focus largely on improving the marketability of the assets via new signage, exterior paint, and improvements to the amenities package such as new gyms, improvements to pool areas and the clubhouses. Additionally, unit upgrades are expected to be done on all of the units, including new stainless-steel appliances, granite counters, kitchen and bathroom hardware, plank flooring, and light fixtures. In addition to the renovation work to be done at the assets, ALA will also be bringing property management in-house. ALA has proven to be an effective property manager, especially in Florida.

The Royal Palm Beach / West Palm Beach market presents a strong opportunity arising from steady population growth in recent years, continued employment growth, low cost of doing business and solid multifamily market fundamentals.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated August 10, 2018, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

	By:	Fundrise Advisors, LLC
	Its:	Manager

	By:	/s/ Bjorn J. Hall
	Name:	Bjorn J. Hall
	Title:	General Counsel

Date: December 14, 2018